MANAGEMENT DISCUSSION & ANALYSIS

Ontario Securities Commission FORM 51-102F1

ISSUER DETAILS

FOR YEAR ENDED	December 31, 2012

DATE OF REPORT	April 11, 2013

NAME OF ISSUER	Sphere 3D Corporation

ISSUER ADDRESS	240 Matheson Blvd. East
Mississauga, ON L4Z 1X1

ISSUER TELEPHONE NUMBER	(416) 749-5999

CONTACT PERSON	Peter Tassiopoulos
CONTACT POSITION	CEO
CONTACT TELEPHONE NUMBER	(416) 749-5999
CONTACT EMAIL ADDRESS	peter.tassiopoulos@sphere3d.com

WEB SITE ADDRESS	www.sphere3d.com

FORM 51-102F1

SPHERE 3D CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE 12 MONTHS ENDED DECEMBER 31, 2012

Sphere 3D Corporation (the "Company") was incorporated under the Business Corporations Act (Ontario) on May 2, 2007, as a capital pool company under the CPC Policy, under the name T.B. Mining Ventures Inc.

On December 21, 2012, the Company completed its Qualifying transaction (the “Transaction”) with Sphere 3D Inc. (“Sphere 3D”) and changed its name to Sphere 3D Corporation.Immediately prior to and in connection with the closing of the Transaction, Sphere 3D Inc. completed pre-closing private placement financings for gross proceeds of $3,116,393. These financings are described in the Company's Filing Statement dated December 14, 2012 which is filed on SEDAR and available for review at www.sedar.com under the Company's profile.

The Transaction resulted in the Company acquiring 100% of the issued and outstanding securities of Sphere 3D through a securities exchange. Accordingly, the former security-holders of Sphere 3D acquired control of the Company through a reverse takeover. The accounting parent in the reverse takeover was Sphere 3D. Therefore, the consolidated financial statements are presented from the perspective of Sphere 3D and the comparative figures presented prior to December 21, 2012 are those of Sphere 3D. The results of operations of the legal parent, Sphere 3D Corporation, are included from the date of the reverse takeover.

Sphere 3D Corporation is a technology development company focused on establishing its patent pending emulation and virtualization technology. This Management’s Discussion and Analysis includes the financial results of the Company, its wholly-owned subsidiary, Sphere 3D Inc., which was incorporated under the Canada Business Corporation Act on October 20, 2009, and its wholly owned subsidiary, Frostcat Technologies Inc., which was incorporated under the Business Corporations Act (Ontario) on February 13, 2012.

The Company is listed on the TSXV, under the trading symbol “ANY” and has its main and registered office of the Company is located at 240 Matheson Blvd. East, Mississauga, Ontario, L4Z 1X1.

ADVISORY

The following Management’s Discussion and Analysis (“MD&A”) of the annual financial condition and results of operations of the Company for the year ended December 31, 2012 and should be read together with the Company’s audited consolidated financial statements and related notes for the year ended December 31, 2012. The Company’s financial statements are presented in accordance with International Financial Reporting Standards (“IFRS”) required for the audited financial statements. All amounts are expressed in Canadian dollars.

FORWARD LOOKING INFORMATION

Certain statements in this MD&A constitute forward-looking statements that involve risks and uncertainties. Forward-looking statements, without limitation, may contain the words believes, expects, anticipates, estimates, intends, plans, or similar expressions. Forward-looking statements are not guarantees of future performance. They involve risks, uncertainties and assumptions and Sphere 3D’s actual results could differ materially from those anticipated.  Forward looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. In the context of any forward-looking information please refer to risk factors detailed herein, as well as other information contained in the company’s filings with Canadian securities regulators (www.sedar.com).

NARRATIVE DESCRIPTION OF THE BUSINESS

General

People today are connecting through a vast variety of smart devices – they are no longer limited to making a phone call on a telephone, connecting to the Internet through a personal computer or even watching broadcast entertainment on a television. Today, people are accessing communication, entertainment, digital information and much more, via the Internet, through a wide range of devices (i.e. PC’s, tablets, smart phones, laptops and other browser-enabled devices). The rapid growth of mobile devices has afforded freedom and flexibility to consumers and businesses. However, the technological environment is far from perfect and the proliferation of proprietary devices has created a growing set of problems relating to software incompatibility and varying hardware functionality.

In general, incompatibility exists because device manufacturers and software developers want to retain a measure of control over the use of their devices, their content and software. By way of example, Apple’s decision not to support Adobe Flash, has restricted the user’s ability to view content on many websites. Functional differences in hardware exist because of product positioning decisions on the part of manufacturers. Incompatibility and limited functionality are clearly not ideal for consumers, nor for businesses, that want more freedom to connect to any content or applications on the device of their choosing. Consequently there is a significant business opportunity to assist consumers and businesses to address these challenges.

Society has become accustomed to the need for required software applications to help run businesses and personal lives. Purchasers are generally required to acquire “appropriate hardware” that supports and best runs that required software. In addition, individuals are required in many cases to own and use multiple devices in order to achieve a desired level of productivity. This includes, but is not limited to:

  desktops that run full software versions because of their speed and large display;
  laptops that provide the functionality of a desktop but allow us the freedom to easily move around;
  tablets that provide even greater mobility but lack the ability to run PC applications;
  smartphones that we can take anywhere, but with even less functionality than tablets.

Faced with these compatibility issues, individuals and companies are demanding more flexibility, access and capabilities to make their lives more productive. Current market trends include:
  Bring Your Own Device (BYOD): individuals want to carry and use the tablet, phone or device of their choice for both personal and business, causing challenges to manufacturers, software companies and IT departments;
  Users don’t want to re-learn applications or suffer from limited performance from under- powered hardware or applications – they expect speed, responsiveness and full features;
  Software developers are refusing to allocate the time and cost of developing applications in multiple versions of rapidly changing operating systems with a myriad of special configuration requirements depending on the form and features of the individual’s hardware.

Recognizing the need to allow for the consolidation of digital devices and application ecosystems, Sphere 3D has created its patent pending “Glassware™ 2.0” ultra-thin client technology that allows for the ubiquitous access to third party software on any Cloud connected device, independent of the user’s operating system or the local device’s hardware limitations.

Through Sphere 3D’s Glassware 2.0 technology, end users can experience the full features and functionality of digital products on most devices, without the inherent time, space and compatibility issues of downloading software on to their systems.

By providing access to applications without the requirement of downloading them, Sphere 3D’s Glassware 2.0 reduces the threat of software piracy and provides the software developer the freedom to easily choose the parameters of how their products are utilized. Software developers can provide their complete, most up-to-date, secure and fully functioning software versions of their software to their authorized users without the needed or cost of cross platform development and/or support.

Sphere 3D’s Glassware 2.0 has the following primary value propositions within its business model.

1.

Consumers can gain complete access to fully functional software versions, allowing PC productivity software to be made available on a variety of Cloud connected devices. With Glassware 2.0, users can do more than just surf or “view” documents on tablets, smartphones or other connected devices – they can create, modify and save, either locally, on their device, or in the Cloud, of their choosing.

2.

Software Developers can expand software revenue streams to new platforms, without having to develop multiple versions of their software applications. Sphere 3D’sGlassware 2.0 thin-client technology eliminates the need for customization that is required due to the proliferation of device capabilities and operating softwares – develop once and let Glassware 2.0 enable safe, secure, customized access to the Cloud connected user device.

3.

Hardware Manufacturers can deliver existing applications, without the requirement for modifying their hardware or requiring software developers to modify the applications to fit the specific form or features, providing faster time to market and greater customer satisfaction.

4.	Mobile Carriers can provide their customers with more choice and flexibility in the hardware and software they utilize, driving higher adoption and usage.

5.

Enterprise Clients can provide safe, secure mobile access to their legacy applications, without the expensive customization and inherent time and capability trade-offs required by rewrites to the Cloud. With Glassware 2.0, the enterprise’s employees or business partners simply use Sphere 3D’s ultra-thin client technology to access the enterprise’s systems, through their own devices or company provided equipment and the enterprise’s own network security protocols will apply without having to make further modifications on the actual devices.

Operations

Market Overview

Forrester forecasts that the global market for cloud computing will grow from $40.7 billion in 2011 to more than $241 billion in 2020. The total size of the public cloud market will grow from $25.5 billion in 2011 to $159.3 billion in 2020. [Source: http://softwarestrategiesblog.com/ 2012/01/17/roundup-of-cloud-computing-forecasts-and-market-estimates-2012/]

Mobile SaaS Market will reach $1.2 billion in 2011 and grow to $3.7 billion by 2016, with a five-year compound growth rate (CAGR) of 25.8 percent. The ability to integrate business applications on smartphones, tablets and other wireless devices is predicted to accelerate SaaS adoption in the corporate business environment. [Source: http://www.analytics-magazine.org/ special-articles/454-corporate-mobile-software-as-a-service-forecast]

According to International Data Corporation (IDC), by 2015, about 24% of all new business software purchases will be of service-enabled software with SaaS delivery being 13.1% of worldwide software spending. IDC further predicts that 14.4% of applications spending will be SaaS-based in the same time period. (IDC Corporate USA, “Worldwide SaaS & Cloud Services, 2011: New Models for Delivering Software”, December 2011, Robert P. Mahowald, AmyKonary, and Connor G Sullivan).

According to Frost & Sullivan, the Cloud Computing Market is expected to see considerable growth:

Markets

In order to address these market trends and demands Sphere 3D have identified its go-to-market strategy into both B2C and B2B strategies.

Business-to-Consumer (B2C)

Sphere 3D has incorporated a wholly owned subsidiary for the purpose of deploying the B2C portion of its business, focused on software developers and the provisioning of applications for consumers. The brand name of Frostcat – “cool apps for cool cats” -- has been chosen to host our signature release of “a number of consumer-related products. With an eye towards commencing the consumer roll out of our BETA World, Sphere 3D recently sponsored the National Advertising Awards “NAA”. The National Advertising Awards (NAA) is the only original creative and media communications awards competition in North America. For over 10 years the NAA has combined innovative creative thinking from Canada’s advertising community with the needs of major clients – offering creative and industry experts an opportunity to promote themselves by showing their best and most original work. Through sponsorship, Sphere 3D will receive dozens of creatives from some of the most talented teams in North America to help launch the consumer focused product offering.

Sphere 3D completed Alpha testing of its first app “SurftoGo” in early 2013. The app was made available on December 20th, 2012 through Apple's App Store at www.itunes.com/appstore. SurftoGo utilized Glassware 2.0™ thin client technology to give users access to Firefox browser on devices that are otherwise not compatible with Firefox. SurftoGo provided users with the ability to browse the web faster and with the ability to use all necessary plugins like Flash, PDF and QuickTime. SurftoGo for iPad enabled iPad users the ability to utilize the native desktop version of Firefox, with all of the native features needed to browse the web.

In the first 60 days, without any advertising or promotion, there were over 5,000 registration requests that came from a multitude of countries around the World. The registration rate increased from less than 2 per day to over 300 per day in that period.

Marketing for Frostcat’s apps will include: social networking sites and their viral reach, bloggers, and partnerships with telecommunication and software manufacturers. Sales will be through the Web, and via various software application marketplaces such as Apples’ App Store. User fees will come through traditional e-commerce sites and/or the application marketplaces themselves.

Business to Business (B2B)

Sphere 3D’s B2B side of the business will continue to operate under the Sphere 3D business name and the “Glassware 2.0”™ brand. Glassware 2.0 ™ is Sphere 3D’s new ultra-thin client protocol which includes our product emulation, software virtualization and data collection & analytics.

Like Sphere 3D’s consumer division, social networking, media, trade shows and publications will form the foundation of Sphere 3D’s marketing plan, to engage, empower and support digital product companies via resellers, partners, and joint ventures.

Glassware 2.0 ™ benefits the enterprise in a number of ways, including:

  Remote access and Bring Your Own Device BYOD”: Businesses are no longer restricted to a particular location or access on a specific device. You can access your applications and data from any cloud enabled device. This enables the business to increase efficiency while reducing hardware and software costs.

  Compatibility and Sizing: Legacy software can quickly be ported to a Cloud environment without the need for any customization. Businesses can quickly access more, or less, resources based on your business’ requirements. No need to pay for excess infrastructure and yet you have immediate access to additional resources when you need them.

  Security: With the proliferation of BYOD, the enterprise needs to establish security for otherwise unsecure platforms. Now IT departments can utilize existing Windows security protocols with multiple platforms (Android, Linux, iOS, etc.). Additional security benefits include availability of real-time backup which results in less data loss and the ability to control data exchange by your staff.

  Developers: Eliminates the need to rewrite software in multiple operating systems thereby reducing the complexity of getting an application to run in the Cloud and accessible by a multitude of concurrent users;

  Analytics: Allows an enterprise to identify and pinpoint many key data points that can be translated into valuable research data for marketing, sales, training and manufacturing needs. Complete data collection and analytics can be delivered in real time and can be customized to the client’s needs or requirements.

Marketing Plans and Strategies

Sphere 3D is an enabling technology serving the following markets:

  Consumers are free to choose what they want to run, on the device of their choice with superior performance and easy access – removing compatibility headaches.

  Software Developers can extend their software to new platforms, without custom development, while protecting against piracy – increasing license revenue streams.

  Hardware Manufacturers can deliver existing applications, without custom device- specific development – improving time to market.

  Mobile Carriers to improve user experience and drive the demand for tablets, smartphones and 4G/LTE networks – driving adoption and usage.

  Enterprise Clients to convert legacy applications to securely operate on mobile devices without expensive customization – making mobile workers productive.

The following chart provides a schematic illustration of Sphere 3D’s role in service delivery:

Competitive Conditions

Management believes that the Sphere 3D’s Glassware 2.0™ ultra-thin client platform design and architecture is unique and innovative, such that any measurable competition is limited to somewhat similar technologies within the device and software emulation and virtualization market place.

On the B2B side, companies such as VMware, Citrix and Microsoft focus on providing enterprise solutions to address the issue of multiple operating system requirements and mobile access. These multi-billion dollar corporations have recognized the business requirement of providing access anywhere, anytime and using any device and are providing wide ranging enterprise solutions to address the problem but at a price that only large businesses can afford and with limitations on the number of users, type of software, availability on multiple devices as well as a great deal of complexity in their deployments. Sphere 3D has developed a solution for end users that will enable SMB (Small Medium Business), as well as large enterprises, the pricing and technical flexibility required for adoption of new technologies.

Management commissioned Frost & Sullivan to prepare a competitive analysis for Sphere 3D. The analysis covered a number of factors including: Uniqueness of Technology, Compatibility, Platforms Supported, Markets Served, Intellectual Property, Security and User Experience. In summation, the report supports management’s beliefs that Sphere 3D has a number of advantages within the enterprise space that the company could exploit. A copy of the report is available at the Company’s website.

On the B2C side, companies like Skyfire and Cloud Browse provide browser capabilities to end users on a download basis for iOS and Android. Skyfire indicated that as of March 2012 their products have been downloaded over 13 million times since being introduced in December 2010. [Source: Skyfire press release dated March 15, 2012] Skyfire was acquired in early 2013 by Opera.

For Custom Emulations, Keynote Systems’ Device Anywhere offers the capability of fully functional mobile devices but only to developers on a significant hourly rate. Mobile Device manufacturers will provide developers with SDKs (Software Development Kits) but these provide limited functionality, aimed at only limited support of the development of new Apps. Management of Sphere 3D is not aware of any other companies providing full function, product emulation for both business and consumer use directly over the Internet.

While some of our competitors appear to have similar product offerings, these products are, based on the current knowledge of management, subject to numerous restrictions and constraints such as the number of users, file sizes, data sizes, platforms, operating system’s and so on. Management believes that Sphere 3D’s products represent a significant advance in terms of functionality and usability.

Future Developments

Sphere 3D intends to build its organization with a focus on sales, marketing and research and development. These resources will be directed to target the immediate need of consumers and business for device and software interoperability.

The commercialization strategy going forward includes:

  Work with our current partners and other IT, software and hardware vendors, to create seamless fully integrated offerings for professionals and consumers;
  Build an enterprise distribution channel that includes country and/or segment based master distributors/licensees - quickly gain a global presence;
  Engage the Enterprise market concurrent with the Consumers segment- a push/pull strategy;
  Work with OEM Software partners to embed Glassware 2.0™ as a protocol for delivering Application virtualization;
  Develop and release APIs to create a groundswell of developer community that supports the platform;
  Utilize existing app stores such as : Google Play for Android, iOS App Store for Apple, Windows Store and Windows Phone Store for Microsoft Windows, and BlackBerry World for BlackBerry products;
  List in Cloud based app stores such as: AppDirect, SkyAppMarket, Chrome Web Store, and Salesforce AppExchange

To support its market strategy, Sphere 3D intends to continue to increase its service delivery capacity within the scalable model it has already established, and add selective technology functionality to its platform to enhance specific vertical and/or client offerings.

Proprietary Protection

Sphere 3D has designed and maintains its web-based platform. Sphere 3D will be relying on a combination of patents, trademarks, trade secret and copyright laws and contractual restrictions to protect the proprietary aspects of its products and services. Although every effort is made to protect Sphere 3D’s intellectual property, these legal protections may only afford limited protection. Sphere 3D intends to continue to selectively pursue patenting of further technology developed in the future.

Sphere 3D has filed the following patents in Canada, each of which is pending registration:

2,764,283	Mobile Device Control Application for Improved Security and Diagnostics
2,764,354	Host-Emulator Bridge System and Method
2,764,362	RDP Session Monitor/Control System and Application

Sphere 3D has filed the following patents in the United States, each of which is pending registration:

13/741,884	Systems and Methods of Optimizing Resources for Emulation
13/742,585	Systems and Methods of Managing Access to Remote Resources
13/742,632	Systems and Methods for Managing Emulation Sessions
61/806,048	Systems and Methods for Providing an Emulator
61/806,054	Systems and Methods for Managing Emulation Resources
61/806,059	Systems and Methods for Accessing Remote Resources for Emulation

Sphere 3D has filed the following trademarks in Canada:

1600132	GLASSWARE 2.0
1600532	RALII
1615670	SPHERE 3D
1617275	ANY APP, ANY DEVICE, ANYTIME

Currently, Sphere 3D does not have any registered patents. Sphere 3D may continue to file for patents regarding aspects of its platform, services and delivery method at a later date depending on the costs and timing associated with filing. Sphere 3D may make investments to further strengthen its copyright protection going forward, although no assurances can be given that it will be successful in such patent and trademark protection endeavours. Sphere 3D seeks to limit disclosure of its intellectual property by requiring employees, consultants, and partners with access to its proprietary platform and information to execute confidentiality agreements and non-competition agreements and by restricting access to Sphere 3D proprietary information. Due to rapid technological change, Sphere 3D believes that factors such as the expertise and technological and creative skills of our personnel, new services and enhancements to our existing services are more important to establish and maintain an industry and technology advantage than other available legal protections.

Despite Sphere 3D's efforts to protect its proprietary rights, unauthorized parties may attempt to copy aspects of its services or to obtain and use information that Sphere 3D regards as proprietary. The laws of many countries do not protect proprietary rights to the same extent as the laws of the United States or Canada. Litigation may be necessary in the future to enforce Sphere 3D's intellectual property rights, to protect Sphere 3D's trade secrets, to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement. Any such litigation could result in substantial costs and diversion of resources and could have a material adverse effect on Sphere 3D's business, operating results and financial condition. There can be no assurance that Sphere 3D's means of protecting its proprietary rights will be adequate or that our competitors will not independently develop similar services or products. Any failure by Sphere 3D to adequately protect its intellectual property could have a material adverse effect on its business, operating results and financial condition.

SEGEMENTED INFORMATION

The Company’s product development, sales, and marketing operations are conducted from its offices in Mississauga, ON, Canada. All sales and assets of the Company have been in Canada. The Company’s operations are limited to a single industry segment, being the development, and sale of Sphere 3D’s “Glassware™ 2.0” ultra-thin client technology that allows for the ubiquitous access to third party software on any Cloud connected device, independent of the user’s operating system or the local device’s hardware limitations.

SELECTED CONSOLIDATED FINANCIAL INFORMATION AND MANAGEMENT'S DISCUSSION AND ANALYSIS

Years Ended December 31, 2012, 2011 and 2010

The table below sets out certain selected financial information regarding the consolidated operations of Sphere 3D for the periods indicated. The selected financial information has been prepared in accordance with IFRS. This information is taken from and should be read in conjunction with Sphere 3D's financial statements and related notes:

		Year ended
	December 31	December 31	December 31
	2012	2011	2010
	(audited)	(audited)	(audited)

Revenue	$409,347	$261,210	$-
Net comprehensive loss for the period	(2,461,305)	(1,048,182)	-
Loss per share	$(0.21)	$(0.11)	$-

AS AT	December 31	December 31	December 31
	2012	2011	2010
	(audited)	(audited)	(audited)
Current assets	$2,032,021	$700,152	$37,500
Non-current assets	1,178,698	1,082,455	695,000

Total assets	$3,210,719	$1,782,607	$732,500

Current liabilities	$303,218	$391,457	$-

Total equity	$2,907,501	$1,391,150	$732,500

Sphere 3D has not declared any dividends since its incorporation. Sphere 3D does not anticipate paying cash dividends in the foreseeable future on its Sphere 3D Shares, but intends to retain future earnings to finance internal growth, acquisitions and development of its business. Any future determination to pay cash dividends will be at the discretion of the board of directors of Sphere 3D and will depend upon Sphere 3D's financial condition, results of operations, capital requirements and such other factors as the board of directors of Sphere 3D deems relevant.

Results of Operations

On December 31, 2010, Sphere 3D acquired its virtualization and emulation software technology, in a non-arm’s length transaction. Prior to that time, Sphere 3D was inactive. Sphere 3D spent most of fiscal 2012 and 2011 focused on the development of its technology and platform, which resulted in limited revenues during this period. The majority of the revenue achieved, $409,347 in the year ended December 31, 2012 and $261,210 in the year ended December 31, 2011, related to custom designed interactive kiosks. The design, development and manufacture of these kiosks provided the Company with the ability to test out several components of its technology. The custom design interactive kiosks were a special project and are not expected to generate future revenues.

During the year ended December 31, 2012, Sphere 3D incurred cost of goods sold and general operating costs of $2,851,502 compared to $1,308,919 and $Nil incurred during the years ended December 31, 2011 and 2010.

Cost of goods sold for the year ended December 31, 2012 were $356,688 or 87.14% of revenue compared to $127,131 or 48.67% of revenue for the year ended December 31, 2011 and nil for the year ended December 31, 2010. These costs relate to initial manufacture and sale of the custom built interactive kiosks. The year ended 2012 included significantly more costs related to the low margin installation and delivery portion of the project.

Salaries and consulting for the year ended December 31, 2012 were $1,179,711 compared to $562,312 and $nil for the years ended December 31, 2011 and 2010. The Company expanded its staff throughout fiscal 2012 and expects to add additional staff in sales, marketing and research & development during fiscal 2013.

Professional fees were $380,762, $281,591 and $nil for the years ended December 31, 2012, 2011 and 2010, respectively. Professional fees mainly relate to legal and audit fees, which were incurred to complete the reverse takeover of T.B. Mining Ventures and the financings leading up to that Transaction.

General and administrative expenses were $291,745 for the year ended December 31, 2012 compared to $194,014 for the year ended December 31, 2011 and $nil incurred during the year ended December 31, 2010. The increases in general and administrative expenses during fiscal 2011 were required to support Sphere 3D's growth.

Research and development costs were $41,773, $81,348 and $nil for the years ended December 31, 2012, 2011 and 2010 respectively. These costs are for non-capitalized equipment and supplies used for the development of Sphere 3D’s technology. Sphere 3D expects to increase its spending on development during fiscal 2013 and 2014.

As a result of the reverse takeover of T.B. Mining Ventures in 2012, the Company incurred an one- time filing fee of $382,777. This expense was calculated based on the value of the shares issued to shareholders of T.B. Mining Ventures at the time of the reverse takeover less the fair value of the net assets of T.B. Mining Ventures. The Transaction, also, resulted in higher regulatory fees for the year ended December 31, 2012, as the Company achieved regulatory approval from the TSX-V for the Transaction.

The net comprehensive loss for the year ended December 31, 2012 was $2,461,305 or $0.21 per share compared with a net comprehensive loss in 2011 of $1,048,182 or $0.11 per share and a net comprehensive loss of $nil or $nil per share for the year ended December 31, 2010. Sphere 3D expects to continue to incur losses for the remainder of fiscal 2013 as it completes its development of its technology and commercializes its products.

Financial Position

Sphere 3D's cash position increased during the year ended December 31, 2012 by $1,475,240 compared to an increase of $157,994 for the year ended December 31, 2011. Operating activities required cash of $1,263,820 (2011 - $1,176,660, after adjustments for non-cash items and changes in other working capital balances. Investing activities required cash of $118,786 (2011 - $459,978), mostly related to the acquisition of property and equipment to support Sphere 3D’s ongoing development work. Sphere 3D received cash of $2,857,846 (2011 - $1,794,632), after issue costs, from the closing of its financings.

Liquidity and Capital Resources

At December 31, 2012, Sphere 3D had cash of $1,633,334 and working capital of $1,728,803 compared to cash of $158,094 and working capital of $308,695 as at December 31, 2011.

Contractual Obligations

The Company entered into a five year lease, for a 6,000 square foot, free standing building, on May 1, 2011. In addition to the minimum lease payments, the Company is required to pay operating costs estimated at $27,000 per year. The minimum lease payments for the Company’s facility in Mississauga, are as follows:

Contractual Obligation	Payments Due by Period
	Total	Less than 1 year	1 – 3 years	4 – 5 years	After 5 years
Office Lease	$ 194,000	$ 56,500	$ 117,500	$ 20,000	$ -

Off-Balance Sheet Arrangements

None.

SUMMARY OF OUTSTANDING SHARES AND DILUTIVE INSTRUMENTS

The authorized capital of the Company consists of an unlimited number of common shares, of which 16,114,339 common shares were issued and outstanding as of the date of this MD&A.

Certain common shares of the Company are subject to escrow in accordance with TSXV policies. There are two separate escrow agreements in place which are subject to different rates of release. The following table summarizes the common shares that were issued by the Company and are subject to and held under each escrow and the dates of release therefrom:

	QT Escrow		Value Share Escrow		Total
	Number	%	Number	%	Number	%

Common Shares	4,786,250	100	3,925,000	100	8,711,250	100

December 27, 2012(1)	239,312	5	392,500	10	631,812	7
June 27, 2013	239,312	5	588,750	15	828,062	10
December 27, 2013	478,625	10	588,750	15	1,067,375	12
June 27, 2014	478,625	10	588,750	15	1,067,375	12
December 27, 2014	717,938	15	588,750	15	1,306,688	15
June 27, 2015	717,938	15	588,750	15	1,306,688	15
December 27, 2015	1,914,500	40	588,750	15	2,503,250	29

Total subject to escrow	4,786,250	100	3,925,000	100	8,711,250	100

(1)	Date of issuance of TSXV exchange bulletin announcing the commencement of trading of the Company’s stock.

Escrowed shares are subject to release every six months from the date of the exchange bulletin, at the rate shown. Release rates can change if the Company were to move to the TSX Tier 1 Exchange. As well, if the operations or development of the Intellectual Property or the business are discontinue then the unreleased securities held in the QT Escrow will be cancelled.

The Company has warrants outstanding to purchase up to an aggregate of 4,262,442 common shares, including an unit warrant, consisting of one share and one warrant, that if exercised would allow for the purchase of an additional 325,925 common shares.

The stock option plan (the “Option Plan”) of the Company is administered by the Board of Directors, which is responsible for establishing the exercise price (at not less than the Discounted Market Price as defined in the policies of the TSX Venture Exchange) and the vesting and expiry provisions. The maximum number of common shares reserved for issuance for options that may be granted under the Option Plan is 10% of the number of common shares outstanding, or 1,611,433 Options. As of the date of this MD&A, Options granted under the Option Plan to purchase up to an aggregate of 1,435,000 common shares are issued and outstanding.

Assuming that all of the outstanding options and warrants are exercised, 22,137,706 common shares would be issued and outstanding on a fully diluted basis.

Quarterly Information

As a private company, until the reverse takeover transaction which took place on December 21, 2012, Sphere 3D was not required to prepare quarterly financial statements, and as such, no quarterly financial statements are included in this MD&A.

TRANSACTIONS WITH RELATED PARTIES

Related parties of the Company include the Company’s key management personnel and independent directors. Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, including any director (whether executive or otherwise).

The compensation paid or payable to key management is shown below:

	December 31	December 31
	2012	2011
Salaries, fees and benefits	$444,181	$301,134
Share-based payments - management	66,813	-
Share-based payments - directors	134,976	-
	$645,970	$301,134

Legal services of $209,288 (2011 - $49,065) were provided by an independent director on terms equivalent to those if the services had been provided or received from arm’s length third parties.

In addition, the Company paid approximately $26,000 in personal expenses for one of the key management personal during the year. This amount has been included in prepaid expenses and will be reimbursed through deduction from future expenses or fees.

MANAGEMENT CHANGES

On March 4, 2013, the Company appointed Mr. Peter Tassiopoulos as Chief Executive Officer of the Company. Mr. Tassiopoulos has extensive experience in information technology business development and global sales as well as a successful track record leading early-stage technology companies. Over the last decade, Peter has assisted a number of Canadian private and public technology companies build out sales and marketing plans, operational plans and access capital markets.

In connection with the retainer of Mr. Tassiopoulos, the Corporation granted him 100,000 stock options pursuant to its stock option plan, which options are subject to vesting, expire in 5 years, and have an exercise price of $0.85 per share. Mr. Tassiopoulos will receive a market base salary and annual performance bonus structure, subject to achievement of subjective and objective measurements to be established by the board of directors of the Corporation (the “Board”). In addition, Mr. Tassiopoulos is eligible for financial bonuses, in the event of the Corporation completes future non-brokered financings or other capital transactions, up to and including full divestiture of the Corporation or its assets. The Board believes these bonuses closely align the CEO’s duty to maximize value for shareholders.

Mr. Mario Biasini, Sphere 3D’s former president and CEO, remains in his role as president and as a director of the Company.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The carrying value of cash, investments, subscriptions receivable, sales tax receivable, prepaid and sundry assets and accounts payable and accrued liabilities approximate their fair values. For more detailed information please refer to Note 4 in the audited consolidated financial statements for the year ended December 31, 2012.

SUMMARY OF INVESTOR RELATIONS ACTIVITIES

No investor relations activities were undertaken by or on behalf of the Company during the period.

NEW ACCOUNTING STANDARDS ISSUED BUT NOT YET EFFECTIVE

The following pronouncements issued by the IASB and interpretations published by IFRIC will become effective for annual periods beginning on or after January 1, 2013, with earlier adoption permitted, with the exception of amendment to IFRS 7. IFRS 10, IFRS 11 and IFRS 12 permit early adoption if all of the standards are collectively adopted.

IFRS 7 - Financial Instruments: Disclosures was amended to provide additional information about offsetting of financial assets and financial liabilities. Additional disclosures will be required to enable users of financial statements to evaluate the effect or potential effect of netting arrangements on the entity’s financial position.

IFRS 10 - Consolidated Financial Statements establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. A new definition of ‘control’ has been established. IFRS 10 replaces the consolidation requirements in SIC-12 Consolidation—Special Purpose Entities and IAS 27 Consolidated and Separate Financial Statements.

IFRS 11 - Joint Arrangements establishes the principles for joint arrangements by focusing on the rights and obligations of the arrangement, rather than its legal form. IFRS 11 requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures will be accounted for using the equity method whereas for a joint operation the venture will be accounted for using the proportionate consolidation method.

IFRS 12 - Disclosure of Interests in Other Entities is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including subsidiaries, joint arrangements, associates and unconsolidated structured entities.

IFRS 13 - Fair Value Measurement defines fair value, requires disclosure about fair value measurements and provides a framework for measuring fair value when it is required or permitted within the IFRS standards.

IAS 19 – Employee Benefits amends the existing standard to eliminate options to defer the recognition of gains and losses in defined benefit plans, requires remeasurement of a defined benefit plan’s assets and liabilities to be presented in other comprehensive income and increases the disclosure.

The IASB also amended the following standards which is effective as per the date identified.

IAS 1 - Presentation of Financial Statements was amended and requires companies to group items presented within Other Comprehensive Income based on whether they may be subsequently reclassified to profit or loss. This amendment is effective for annual periods beginning on or after July 1, 2012, with earlier adoption permitted.

IAS 12 – Income Taxes was amended to provide a practical approach for measuring deferred tax liabilities and deferred tax assets when investment property is measured using the fair value model, as well as incorporating the consensus from SIC-21. This amendment is effective for annual periods beginning on or after January 1, 2012. Earlier application is permitted.

IFRS 10 – Consolidated Financial Statements was amended to require investment entities to measure subsidiaries at fair value through profit or loss. The amendment is effective for annual periods beginning on or after January 1, 2014. Earlier application is permitted.

IFRS 9 - Financial Instruments addresses the classification and measurement of financial assets. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value. The new standard also requires a single impairment method to be used. The IASB has extended the effective date to January 1, 2015, with earlier application permitted.

The Company has not yet completed its evaluations of the effect of adopting the above standards and the impact it may have on its consolidated financial statements.

DISCLOSURE CONTROLS AND INTERNAL REPORTING

The Company has evaluated its internal controls over financial reporting and believes that as at December 31, 2012, its system of internal controls over financial reporting as defined under NI 52-109 is sufficiently designed and maintained to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Company's GAAP.

Certain weaknesses in its system are apparent. These weaknesses arise primarily from the limited number of personnel employed in the accounting and financial reporting areas, a situation that is common in many smaller companies. As a consequence of this situation:

  it is not feasible to achieve the complete segregation of duties; and

  the Company does not yet have full in house expertise in complex areas of financial accounting and taxation.

The Company believes these weaknesses are mitigated by the nature and present levels of activities and transactions within the Company being readily transparent; the active involvement of senior management and the Board of Directors in the affairs of the Company; open lines of communication within the Company and the thorough review of the Company's financial statements by senior management, the Audit Committee of the Board of Directors and the Company's auditors.

The senior officers will continue to monitor very closely all financial activities of the Company until the Company's budgets and workload will enable the hiring of additional staff for greater segregation. Nevertheless, these mitigating factors cannot eliminate the possibility that a material misstatement will occur as a result of the aforesaid weaknesses in the Company's internal controls over financial reporting. A cost effective system of internal controls over financial reporting, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the internal controls over financial reporting are achieved.

RISK AND UNCERTAINTY FACTORS

Risks Related to our Business

Limited Operating History

Sphere 3D has a limited operating history and has limited revenues derived from operations. Sphere 3D began its business operations in 2009 and did not generate its first commercial revenues until 2011. Significant expenditures were focused on research and development to create the existing product line. Sphere 3D's most recent commercial products were only introduced in 2011 and the near-term focus has been in actively developing reference accounts and building sales, marketing and support capabilities. Sphere 3D's revenue history is as follows: $nil in 2009; $nil in 2010; $261,210 in 2011; and $409,347 in 2012. As a result of these and other factors, Sphere 3D may not be able to achieve, sustain or increase profitability on an ongoing basis.

Sphere 3D is subject to many risks common to development stage enterprises, including under-capitalization, cash shortages, limitations with respect to personnel, financial and other resources, lack of revenues, technology, and market acceptance issues. There is no assurance that Sphere 3D will be successful in achieving a return on shareholders' investment and the likelihood of success must be considered in light of Sphere 3D's early stage of operations.

Problems Resulting from Rapid Growth

Sphere 3D will be pursuing, from the outset, a plan to market its platform throughout Canada, the United States and abroad and will require capital in order to meet these growth plans and there can be no assurances that the Corporations capital resources will enable Sphere 3D to meet these growth needs. The plan will place significant demands upon Sphere 3D, management, and resources. Besides attracting and maintaining qualified personnel, employees or contractors, Sphere 3D expects to require working capital and other financial resources to meet the needs of its planned growth. No assurance exists that the plans will be successful or that these items will be satisfactorily handled, and this may have material adverse consequence on the business of Sphere 3D.

Additional Financing May be Required

Sphere 3D may need additional financing to continue its operations. Financing may not be available to Sphere 3D on commercially reasonable terms, if at all, when needed. There is no assurance that Sphere 3D will be successful in raising additional capital or that the proceeds of any future financings will be sufficient to meet its future capital needs.

Impact of Competition

The technology industry, including emulation and virtualization software, is very dynamic with new technology and services being introduced by a range of players, from larger established companies to start-ups, on a frequent basis. Newer technology may render Sphere 3D's technology obsolete which would have a material, adverse effect on its business and results of operations. Sphere 3D will be competing with others offering similar products. If Sphere 3D's systems and technology fail to achieve or maintain market acceptance, or if new technologies are introduced by competitors that are more favorably received than Sphere 3D's technology, or are more cost-effective or provide legal exclusivity through patents or are otherwise able to render Sphere 3D's technology obsolete, Sphere 3D will experience a decline in demand which will result in lower sales performance and associated reductions in operating profits all of which would negatively affect stock prices for Sphere 3D.

Information Technology, Network and Data Security Risks

Sphere 3D faces security risks. Any failure to adequately address these risks could have an adverse effect on the business and reputation of Sphere 3D. Computer viruses, break-ins, or other security problems could lead to misappropriation of proprietary information and interruptions, delays, or cessation in service to clients.

Reliance on Third Parties

Sphere 3D relies on certain technology services provided to it by third parties, and there can be no assurance that these third party service providers will be available to Sphere 3D in the future on acceptable commercial terms or at all. If Sphere 3D were to lose one or more of these service providers, it may not be able to replace them in a cost effective manner, or at all. This could harm the business and results of operations of Sphere 3D.

Investment in Technological Innovation

If Sphere 3D fails to invest sufficiently in research and product development, its products could become less attractive to potential clients, which could have a material adverse effect on the results of operations and financial condition of Sphere 3D.

New Laws or Regulations

A number of laws and regulations may be adopted with respect to mobile phone services covering issues such as user privacy, "indecent" materials, freedom of expression, pricing, content and quality of products and services, taxation, advertising, intellectual property rights and information security. Adoption of any such laws or regulations might impact the ability of Sphere 3D to deliver increasing levels of technological innovation and will likely add to the cost of making its products, which would adversely affect its results of operations.

Retention or Maintenance of Key Personnel

There is no assurance that Sphere 3D can continuously attract, retain or maintain key personnel in a timely manner if the need arises, even though qualified replacements are believed by management to exist. Failure to have adequate personnel may materially harm the ability of Sphere 3D to operate. Sphere 3D considers the services of John Morelli, Chief Technology Officer to be key to the operation of Sphere 3D. While there can be no assurances as to the continued retention of this individual, Sphere 3D believes that he is heavily incentivized through stock ownership that the risk of departure is low.

Conflicts of Interest

Sphere 3D may contract with affiliated parties or other companies or members of management of Sphere 3D or companies whose members of management own, or control. These persons may obtain compensation and other benefits in transactions relating to Sphere 3D. Certain members of management of Sphere 3D will have other minor business activities other than the business of Sphere 3D, but each member of management intends to devote substantially all of their working hours to Sphere 3D. Although management intends to act fairly, there can be no assurance that Sphere 3D will not possibly enter into arrangements under terms one could argue are less favorable than what could have been obtained had Sphere 3D or any other company had been dealing with unrelated persons.

Proprietary Rights Could Be Subject to Suits or Claims

No assurance exists that Sphere 3D or any Company with which it transacts business, can or will be successful in pursuing protection of proprietary rights such as business names, logos, marks, ideas, inventions, and technology which may be acquired over time. In many cases, governmental registrations may not be available or advisable, considering legalities and expense, and even if registrations are obtained, adverse claims or litigation could occur.

Lack of Control in Transactions

Management of Sphere 3D intends to retain other companies to perform various services, but may not be in a position to control or direct the activities of the parties with whom it transacts business. Success of Sphere 3D may be subject to, among other things, the success of such other parties, with each being subject to their own risks.

No Guarantee of Success

Sphere 3D, as well as those companies with which it intends to transact business, have significant business purchases, advertising, and operational plans pending and is/are, therefore, subject to various risks and uncertainties as to the outcome of these plans. No guarantee exists that Sphere 3D, or any company with which it transacts business, will be successful.

Possibility of Significant Fluctuations in Operating Results

Sphere 3D's revenues and operating results may fluctuate from quarter to quarter and from year to year due to a combination of factors, including, but not limited to: access to funds for working capital and market acceptance of its services.

Revenues and operating results may also fluctuate based upon the number and extent of potential financing activities in the future. Thus, there can be no assurance that Sphere 3D will be able to reach profitability on a quarterly or annual basis.

Sphere 3D has not arranged for any independent market studies to validate the business plan and no outside party has made available results of market research with respect to the extent to which clients are likely to utilize its service or the probable market demand for its services. Plans of Sphere 3D for implementing its business strategy and achieving profitability are based upon the experience, judgment and assumptions of its key management personnel, and upon available information concerning the communications and technology industries. Management does not have experience in the anti-virus industry. If management's assumptions prove to be incorrect, Sphere 3D will not be successful in establishing its technology business.

Financial, Political or Economic Conditions

Sphere 3D may be subject to additional risks associated with doing business in foreign countries.

Sphere 3D currently operates within Canada, but Sphere 3D expects to do business in the United States and elsewhere in the world. As a result, it may face significant additional risks associated with doing business in other countries. In addition to the language barriers, different presentations of financial information, different business practices, and other cultural differences and barriers, ongoing business risks may result from the international political situation, uncertain legal systems and applications of law, prejudice against foreigners, corrupt practices, uncertain economic policies and potential political and economic instability. In doing business in foreign countries Sphere 3D may also be subject to such risks, including, but not limited to, currency fluctuations, regulatory problems, punitive tariffs, unstable local tax policies, trade embargoes, expropriation, corporate and personal liability for violations of local laws, possible difficulties in collecting accounts receivable, increased costs of doing business in countries with limited infrastructure, and cultural and language differences. Sphere 3D also may face competition from local companies which have longer operating histories, greater name recognition, and broader customer relationships and industry alliances in their local markets, and it may be difficult to operate profitably in some markets as a result of such competition. Foreign economies may differ favorably or unfavorably from the Canadian economy in growth of gross national product, rate of inflation, market development, rate of savings, and capital investment, resource self-sufficiency and balance of payments positions, and in other respects.

When doing business in foreign countries, Sphere 3D may be subject to uncertainties with respect to those countries' legal system and application of laws, which may impact its ability to enforce agreements and may expose it to lawsuits.

Legal systems in many foreign countries are new, unclear, and continually evolving. There can be no certainty as to the application of laws and regulations in particular instances. Many foreign countries do not have a comprehensive system of laws, and the existing regional and local laws are often in conflict and subject to inconsistent interpretation, implementation and enforcement. New laws and changes to existing laws may occur quickly and sometimes unpredictably. These factors may limit Sphere 3D’s ability to enforce agreements with its current and future clients and vendors. Furthermore, it may expose Sphere 3D to lawsuits by its clients and vendors in which it may not be adequately able to protect itself.

When doing business in foreign countries, Sphere 3D may be unable to fully comply with local and regional laws which may expose it to financial risk.

When doing business in foreign countries, Sphere 3D may be required to comply with informal laws and trade practices imposed by local and regional government administrators. Local taxes and other charges may be levied depending on the local needs to tax revenues, and may not be predictable or evenly applied. These local and regional taxes/charges and governmentally imposed business practices may affect the cost of doing business and may require Sphere 3D to constantly modify its business methods to both comply with these local rules and to lessen the financial impact and operational interference of such policies. In addition, it is often extremely burdensome for businesses operating in foreign countries to comply with some of the local and regional laws and regulations. Any failure on the part of Sphere 3D to maintain compliance with the local laws may result in fines and fees which may substantially impact its cash flow, cause a substantial decrease in revenues, and may affect its ability to continue operation.

Risks Related to Sphere 3D's Intellectual Property

Protection of Sphere 3D's Intellectual Property

Sphere 3D's products utilize a variety of proprietary rights that are important to its competitive position and success. Sphere 3D has filed a number of patent applications and has been protecting its Intellectual Property through trade secrets and copyrights. To date, Sphere has not been granted any definitive patents and because the Intellectual Property associated with the Sphere 3D's technology is evolving and rapidly changing, current intellectual property rights may not adequately protect Sphere 3D. Sphere 3D may not be successful in securing or maintaining proprietary or future patent protection for the technology used in its systems or services, and protection that is secured may be challenged and possibly lost. Sphere 3D generally enters into confidentiality or license agreements, or has confidentiality provisions in agreements with Sphere 3D's employees, consultants, strategic partners and clients and controls access to and distribution of its technology, documentation and other proprietary information. Sphere 3D's inability to protect its Intellectual Property adequately for these and other reasons could result in weakened demand for its systems or services, which would result in a decline in its revenues and profitability.

Third Party Intellectual Property Rights

Sphere 3D could become subject to litigation regarding intellectual property rights that could significantly harm its business. Sphere 3D's commercial success will also depend in part on its ability to make and sell its systems and services without infringing on the patents or proprietary rights of third parties. Competitors, many of whom have substantially greater resources than Sphere 3D and have made significant investments in competing technologies or products, may seek to apply for and obtain patents that will prevent, limit or interfere with Sphere 3D's ability to make or sell Sphere 3D's systems or provide Sphere 3D's services.

Other Risks

Sphere 3D’s Share Price Fluctuations and Speculative Nature of Securities

The price of the Sphere 3D Shares could fluctuate substantially and should be considered speculative securities. The price of the Sphere 3D Shares may decline, and the price that prevails in the market may be higher or lower than the price investors pay depending on many factors, some of which are beyond Sphere 3D's control. In addition, the equity markets in general, and the Exchange in particular, have experienced extreme price and volume fluctuations historically that have often been unrelated or disproportionate to the operating performance of those companies. These broad market factors may affect the market price of the Sphere 3D Shares adversely, regardless of its operating performance.

Volatility in the Price of Sphere 3D Shares

The market for the Sphere 3D Shares may be characterized by significant price volatility when compared to seasoned issuers, and management expects that the share price will be more volatile than a seasoned issuer for the indefinite future. In the past, plaintiffs have often initiated securities class action litigation against a company following periods of volatility in the market price of its securities. Sphere 3D may in the future be a target of similar litigation. Securities litigation could result in substantial costs and liabilities and could divert management's attention from day-to-day operations and consume resources, such as cash.

Operating results may fluctuate as a result of a number of factors, many of which are outside of the control of Sphere 3D. The following factors may affect operating results: ability to compete; ability to attract clients; amount and timing of operating costs and capital expenditures related to the maintenance and expansion of the business, operations and infrastructure; general economic conditions and those economic conditions specific to the internet; ability to keep web access operational at a reasonable cost and without service interruptions; the success of product expansion; and ability to attract, motivate and retain top-quality employees.

Dividends

Management intends to retain any future earnings to support the development of the business of Sphere 3D and does not anticipate paying cash dividends in the foreseeable future. Payment of any future dividends will be at the discretion of the board of directors of Sphere 3D after taking into account various factors, including but not limited to the financial condition, operating results, cash needs, growth plans and the terms of any credit agreements that Sphere 3D may be a party to at the time. Accordingly, investors must rely on sales of their Sphere 3D Shares after price appreciation, which may never occur, as the only way to realize a return on their investment. Investors seeking cash dividends should not purchase Sphere 3D Shares.

ADDITIONAL INFORMATION

Additional information relating to Sphere 3D Corporation can be found on SEDAR at www.sedar.com.